SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated November 18, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

        On November 17, 2003 the Board of Directors of Baran Group Ltd. (the "Company") resolved to approve an Employees Option Plan to the Company's Israeli Employees.

The Employees and the Number of Options

1.	The Employees Option Plan (hereinafter: the “Plan”) is intended to five (5) employees of the Company and its subsidiaries, and permits the grant of up to options to purchase up to 82,000 ordinary shares of the Company par value 1.00 NIS each (hereinafter: the”Shares”).

2.	Each one of the employees, covered by the Plan, is domiciled in Israel and is not a “controlling shareholder” and/or “interested shareholder” and/or director and/or CEO in the Company, and will not become “controlling shareholder” and/or “interested shareholder” in the Company, following the grant of the options, based on the assumption that he/she will exercise all the options to be granted to him/her.

Description of the Options

3.	Each option is registered on name and is not tradable.

4.	The options shall be granted for no consideration.

5.	Each option grants the right to purchase one Share, against payment of the exercise price. The Shares will be registered for trade in the Tel-Aviv stock Exchange.

6.	The options to be granted will be of two classes, half of them: option series 1 and the other half: options series 2.

        Taxation

7.	The grant of the options is subject, among other things, to the wording of section 102 of the Israeli Income Tax Ordinance (hereinafter: the “Ordinance”). Furthermore, the options will be granted to the employees through a trustee and will be deposited within the trustee for the barring period, as detailed hereunder.

Exercise Price

8.	The exercise price of the options (hereinafter: “Exercise Price”) shall be as follows:

I.	The exercise price of option series 1, shall be the closing price of a Share in the Tel-Aviv Stock Exchange at the end of the trading date on the date of granting of the options.

II.	The exercise price of option series 2, shall be the closing price of a Share in the Tel-Aviv Stock Exchange at the end of the trading date on the date of granting of the options plus $5 (in NIS, according to the representative rate known on the morning of the worker’s submission of his/her notice to exercise options).

Barring Period

9.	The options shall be barred from exercise for a period of not less than twelve months (12) from the end of the tax year in which granted. When granted, the options will be deposited with a trustee, as required by section 102 to the Ordinance.

10.	Half of the options are barred for a period of two years from their date of grant and the other half are barred for a period of three years from their date of grant (hereinafter: “Barring Period”).

Exercise Period

11.	The exercise period of each option shall be twelve months from the end of its Barring Period (hereinafter: “Exercise Period”).

12.	However, in the event that employee-employer relationship between the Company or its subsidiary and an employee will come to an end subsequent to the Barring Period, the Exercise Period will be ended thirty days (30) following the termination of his/her employment term.

Approvals

13.	The Plan is subject, among other things, to the approval of the Israeli Income Tax Authority, the approval of the Security and Exchange Commission and the Stock exchange in Tel Aviv, as well as to modification as required by the mentioned authorities, if any.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: November 18, 2003